Exhibit 21.1

Subsidiaries of SupportSoft, Inc.

Entity	Jurisdiction
SupportSoft Australia Pty Ltd	Australia
SupportSoft Canada Inc.	Canada
SupportSoft Belgium BVBA	Belgium
SupportSoft Asia Pacific Pte Ltd	Singapore
SupportSoft Greater China Limited	China (Hong Kong)
SupportSoft (UK) Pty Ltd	UK
SupportSoft GmbH	Germany
SupportSoft España SL	Spain
SupportSoft India Pvt Ltd	India